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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Somanetics Corporation
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
834445 40 5
(CUSIP Number)
Bruce J. Barrett
Somanetics Corporation
1653 East Maple Road
Troy, Michigan 48083-4208
(248) 689-3050 x5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	834445 40 5

1.	NAMES OF REPORTING PERSONS Bruce J. Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7.	SOLE VOTING POWER

NUMBER OF		622,010

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,000

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		622,010

WITH:	10.	SHARED DISPOSITIVE POWER

		17,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	639,010

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 834445 40 5
Item 1. Security and Issuer.
     The title of the class of equity securities to which this statement relates is Common Shares, par value $0.01 per share (“Common Shares”), of Somanetics Corporation, a Michigan corporation (the “Company”). The address of the Company’s principal executive offices is 1653 East Maple Road, Troy, Michigan 48083-4208.
Item 2. Identity and Background.
     This statement is being filed by Bruce J. Barrett. Bruce J. Barrett’s and the Company’s business address is 1653 East Maple Road, Troy, Michigan 48083-4208. Bruce J. Barrett’s present principal occupation or employment is President and Chief Executive Officer and a director of Somanetics Corporation, which develops, manufactures and markets the INVOS® Cerebral/Somatic Oximeter.
     Bruce J. Barrett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Bruce J. Barrett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Bruce J. Barrett is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     This statement is being filed to report (1) that, on September 25, 2006, Bruce J. Barrett exercised options to purchase 10,100 Common Shares at $5.875 a share and sold the underlying Common Shares in open market transactions on September 25, 2006 for an aggregate sales price of $213,704.08, (2) that, on September 26, 2006, Bruce J. Barrett exercised options to purchase 21,606 Common Shares at $5.875 a share and sold the underlying Common Shares in open market transactions on September 26, 2006 for an aggregate sales price of $453,726.00, (3) that, on September 27, 2006, Bruce J. Barrett exercised options to purchase 18,603 Common Shares at $5.875 a share and sold the underlying Common Shares in open market transactions on September 27, 2006 for an aggregate sales price of $392,175.42, (4) that, on October 1, 2007, Bruce J. Barrett exercised options to purchase 80,000 Common Shares at $5.875 a share and sold the underlying Common Shares in open market transactions on October 1-2, 2007 for an aggregate sales price of $1,523,770.89, (5) that, on March 18, 2008, Bruce J. Barrett exercised options to purchase 49,691 Common Shares at $5.875 a share, (6) that, on July 15, 2008, Bruce J. Barrett exercised options to purchase 60,000 Common Shares at $3.56 a share and sold the underlying Common Shares in open market transactions on July 15, 2008 for an aggregate sales price of $1,410,946.63, and (7) the grant and vesting of stock options granted to Mr. Barrett by the Company and the award of restricted shares to Mr. Barrett by the Company. The source of funds used in making the purchases was the personal funds of Mr. Barrett. The options and restricted shares were granted by the Company to Mr. Barrett.

CUSIP No. 834445 40 5
Item 4. Purpose of Transaction.
     Bruce J. Barrett exercised stock options before they expired and sold most of the underlying Common Shares to realize a portion of the value of his stock options. In addition, options and restricted shares were granted to Bruce J. Barrett under the Company’s stock option plan to secure for the Company the benefits of the additional incentive inherent in the ownership of its Common Shares by Bruce J. Barrett, a key employee of the Company, and to help the Company retain the services of Bruce J. Barrett and compensate him for those services.
     Bruce J. Barrett and his wife may, from time to time, acquire additional Common Shares (1) by the exercise or additional vesting of his options, (2) by the grant of additional options or restricted shares to him by the Company, (3) from time to time for investment purposes if market conditions are favorable, or (4) any combination of the foregoing. Bruce J. Barrett and/or his wife may also dispose of some of all of the Company Common Shares that they beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by the Company), gift, pledge, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of Common Shares pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Bruce J. Barrett and his wife reserve the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if they determine such acquisition or disposal is not in their best interests at that time.
     Other than as described above, Bruce J. Barrett does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that, from time to time, the Company might add additional directors if it finds qualified candidates willing to serve and from time to time, directors might resign, (e) any material change in the Company’s present capitalization or dividend policy, other than the Company’s current share repurchase program, (f) any other material change in the Company’s business or corporate structure, (g) any changes in the Company’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer.
     The number and percentage of Common Shares beneficially owned by Bruce J. Barrett as of July 22, 2008 are as follows:

CUSIP No. 834445 40 5

	Number		Percent
Bruce J. Barrett	639,010	(1)	5.1%	(2)

(1)	The shares shown above as beneficially owned by Bruce J. Barrett consist of (1) 17,000 shares held in a brokerage account that is in the joint name of Mr. Barrett and his wife, (2) 536,319 shares that Bruce J. Barrett has the right to acquire within 60 days of July 22, 2008 pursuant to the exercise of options granted to him under the Company’s stock option plans, as more specifically described below (the “Option Shares”), and (3) 28,800 restricted Common Shares, of which 3,600 vest on each of June 29, 2009, 2010 and 2011 and on each of March 20, 2009, 2010, 2011, 2012 and 2013.

(2)	Based on the 12,101,024 Common Shares reported as outstanding as of June 27, 2008 in the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
     Bruce J. Barrett has been granted the following options to purchase Common Shares under the Company’s stock option plans:

			Percent
			Vested at
Date of	Number of	Exercise	July 22,	Number	Vesting
Grant	Shares	Price	2008	Vested	Schedule

2/16/00	40,000	$2.88	100%	40,000	One-third a year starting 2/16/01

12/4/00	50,000	$1.97	100%	50,000	One-third a year starting 12/4/01

3/5/01	168,000	$2.00	100%	168,000	One-24th a month starting 3/5/01

5/10/02	100,000	$2.95	100%	100,000	One-third a year starting 5/10/03

8/13/03	132,000	$3.89	100%	132,000	One-third a year starting 8/13/04; 100% on 11/30/05

4/21/05	31,919	$13.55	100%	31,919	100% on 11/30/05

6/29/06	36,000	$18.06	40%	14,400	One-fifth a year starting 6/29/07

3/20/08	36,000	$12.61	0%	0	One-fifth a year starting 3/20/09

Total	593,919			536,319

     The vesting of the unvested options described above will increase Bruce J. Barrett’s beneficial ownership of Common Shares. If the above options were fully vested, Bruce J. Barrett would beneficially own 696,610 Common Shares, or 5.5% of the outstanding Common Shares.
     Bruce J. Barrett has sole voting and investment power over the Common Shares listed above as owned by Bruce J. Barrett, except that he shares voting and investment power over the

CUSIP No. 834445 40 5
17,000 Common Shares held in the brokerage account owned by Mr. Barrett and his wife, Kristy Hull Barrett (“Mrs. Barrett”). Mrs. Barrett’s principal address is 915 Harmon Street, Birmingham, MI 48009. Mrs. Barrett has no present principal occupation or employment.
     Mrs. Barrett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mrs. Barrett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barrett is a citizen of the United States of America.
     Other than the vesting of options granted to Bruce J. Barrett, as described above, and the exercise of an option to purchase 60,000 Common Shares from the Company at $3.56 a share on July 15, 2008, the only transactions in the Company’s Common Shares effected by Bruce J. Barrett or Mrs. Barrett since May 16, 2008 (60 days before July 15, 2008, the date of the event that requires filing this Schedule) were open market sales by Mr. Barrett on July 15, 2008 of the 60,000 Common Shares acquired upon exercise of an option on the same date at prices ranging from $23.50 to $23.75 per share.
     No person (other than Mrs. Barrett with respect to the 17,000 Common Shares held in the brokerage account owned jointly by Mr. and Mrs. Barrett) is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Bruce J. Barrett.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The options and restricted shares granted to Bruce J. Barrett are described in Item 5 and are subject to the terms of Stock Option Agreements and Restricted Stock Agreements between Bruce J. Barrett and the Company and the terms of the related stock option plans. The options and restricted shares are not transferable other than by will or the laws of descent and distribution. Copies of the Company’s stock option plans and forms of option and restricted stock agreements for options and restricted shares granted under the Company’s stock option plans are filed as exhibits to the Company’s periodic reports under the Securities Exchange Act of 1934, as amended. The brokerage account owned by Mr. and Mrs. Barrett that holds some of the shares beneficially owned by Mr. Barrett is subject to a client agreement among the brokerage firm and Mr. and Mrs. Barrett.
Item 7. Material to be Filed as Exhibits.
1.	Somanetics Corporation Amended and Restated 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1991.

CUSIP No. 834445 40 5
2.	Fourth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1992.

3.	Amended and Restated Fifth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1995.

4.	Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1996.

5.	First Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1997.

6.	Second Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1998.

7.	Third Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1999.

8.	Fourth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2000.

9.	Fifth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2002.

10.	Sixth Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2002.

11.	Somanetics Corporation 2005 Stock Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated February 24, 2005.

12.	First Amendment to Somanetics Corporation 2005 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 17, 2007 and filed January 23, 2007.

CUSIP No. 834445 40 5
13.	Form of Officer Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2004.

14.	Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2004.

15.	Form of 2005 Stock Incentive Plan Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2005.

16.	Form of 2005 Stock Incentive Plan Officer Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2005.

17.	Form of Restricted Stock Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated June 29, 2006 and filed July 5, 2006.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2008	/s/ Bruce J. Barrett
Bruce J. Barrett